Exhibit 77-C

Meeting of Stockholders - Voting Results

The Annual Meeting of Shareholders (the “Annual Meeting”) of the DCA Total Return Fund (“DCA”) was held on March 16, 2009 pursuant to notice given to all shareholders of record at the close of business on January 15, 2009. At the Annual Meeting, shareholders approved the following proposals:

Proposal 1 DCA — To elect Thomas H. Mack as DCA’s Class I Trustee for a three year term expiring in 2012. The number of shares voting for the election of Mr. Mack was 8,851,715 and the number of shares withholding authority was 819,322.

Proposal 2 DCA — To approve or disapprove the proposed investment sub-advisory agreement with Calamos Advisors LLC. The number of shares voting for the sub-advisory agreement was 7,168,218, the number of shares voting no was 546,309 and the number of shares withholding authority was 180,923.

Proposal 3 DCA — To approve or disapprove a change in the Fund’s Amended and Restated Agreements and Declarations of Trust Regarding Ownership and Transfer Limitations. The number of shares voting for the proposal was 7,276,421, the number of shares voting no was 451,466 and the number of shares withholding authority was 167,563.

Other Trustees of DCA as of June 30, 2009, aside from those shown above, include David W. Agostine, who is considered an interested Trustee due to his affiliation with Dividend Capital Investments LLC, the Fund’s advisor, and Jonathan F. Zeschin, John Mezger and J. Gibson Watson, III, all considered independent Trustees. Mr. Zeschin also serves as Chairman of the Board of Trustees for DCA.